                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13GA

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              INVESTORS BANK CORP.
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   461765 10 9
                                   -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / / . (A fee is not required only if the filing person: (1) has a previous statement on filing reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 3 Pages

CUSIP No. 461765 10 9              13GA                 Page 2 of  3 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James M. Burkholder
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)  / /
                                        (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States (Minnesota)

               5.   SOLE VOTING POWER 268,953 (includes 18,333 shares
  NUMBER OF         purchaseable upon exercise of options, 23,635 shares held
                    in 401(k) account as of 9/30/94, 31,389 shares subject
   SHARES           to restricted stock agreements and certain forfeiture
                    provisions and 32,333 shares held by spouse for which
BENEFICIALLY        beneficial ownership is disclaimed)

 OWNED BY      6.   SHARED VOTING POWER

   EACH        7.   SOLE DISPOSITIVE POWER
                    268,953 (includes 18,333 shares purchaseable upon
 REPORTING          exercise of options, 23,635 shares held in 401(k) account as of 9/30/94, 31,389 shares subject to restricted stock
   PERSON           agreements and certain forfeiture provisions and 32,333
                    shares held by spouse for which beneficial ownership is
    WITH            disclaimed)

               8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     268,953

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.7%

12.  TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 4 of Amendment No. 6 to the Statement of Ownership and amendments thereto filed by the James M. Burkholder pursuant to Rules 13d-1(c) and 13d-2(b) under Section 13(d) of the Securities Exchange Act of 1934, as amended, is hereby further amended by restating such item to add or to update the information contained therein as set forth below:

Item 4 Ownership:
       (a)  Amount beneficially owned:   268,953(1)
       (b)  Percentage of Class: 7.7%
       (c)  Number of Shares as to which such person has:
            (i)   Sole power to vote or direct the vote: 268,953(1)
            (ii)  Shared power to vote or direct the vote:  0
            (iii) Sole power to dispose or direct the disposition: 268,953(1)
            (iv)  Shared power to dispose or direct the disposition:  0

       --------------
       1. Includes 18,333 shares purchaseable upon exercise of options, 23,635 shares held in 401(k) account as of 9/30/94, 31,389 shares subject to restricted stock agreements and certain forfeiture provisions and 32,333 shares held by spouse for which beneficial ownership is disclaimed.


                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 13, 1995

                                   By:  /s/ James M. Burkholder
                                       ----------------------------
                                            James M. Burkholder